UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934


                                (Amendment No. )*


                           FLUID MEDIA NETWORKS, INC.
                           --------------------------
                                (Name of Issuer)


                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                      None
                                      ----
                                 (CUSIP Number)


                                February 14, 2007
                                -----------------
             (Date of Event Which Requires Filing of this Statement)


       Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [_] Rule 13d-1(b)

                                [x] Rule 13d-1(c)

                                [_] Rule 13d-1(d)

                                   ----------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 8 pages

CUSIP No.
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     Pinetree (Barbados) Inc.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a)  |_|
     (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Barbados
--------------------------------------------------------------------------------
               5    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    6    SHARED VOTING POWER
   SHARES
BENEFICIALLY        821,357
  OWNED BY     -----------------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER

                    821,357
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     821,357
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                     |_|


--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     12.3%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO
--------------------------------------------------------------------------------


                                Page 2 of 8 pages

CUSIP No.
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     Pinetree Capital Ltd.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a)  |_|
     (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Canada
--------------------------------------------------------------------------------
               5    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    6    SHARED VOTING POWER
   SHARES
BENEFICIALLY        821,357
  OWNED BY     -----------------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER

                    821,357
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     821,357
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                     |_|


--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     12.3%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO
--------------------------------------------------------------------------------


                                Page 3 of 8 pages

Item 1(a). Name of Issuer:

             Fluid Media Networks, Inc. (formerly Freedom 20, Inc.)

--------------------------------------------------------------------------------
Item 1(b). Address of Issuer's Principal Executive Offices:

                               5813-A Uplander Way
                          Culver City, California 90230

--------------------------------------------------------------------------------
Item 2(a). Name of Person(s) Filing:

                            Pinetree (Barbados) Inc.
                              Pinetree Capital Ltd.

--------------------------------------------------------------------------------
Item 2(b). Address of Principal Business Office, or if None, Residence:

The address of the principal business office of Pinetree (Barbados) Inc. is 30E Lower Halcyon Heights, Lascelles, St. James, Barbados BB24016.

The address of the principal business office of Pinetree Capital Ltd. is The Exchange Tower, 130 King Street West, Suite 2500, Toronto, Ontario M5X 1A9 Canada.

--------------------------------------------------------------------------------
Item 2(c). Citizenship:

Pinetree (Barbados) Inc. is a corporation organized under the laws of Barbados.

Pinetree Capital Ltd. is a corporation organized under the laws of Ontario, Canada.

--------------------------------------------------------------------------------
Item 2(d). Title of Class of Securities:

                    Common Stock, par value $0.0001 per share

--------------------------------------------------------------------------------
Item 2(e). CUSIP Number:

                                      None

--------------------------------------------------------------------------------
Item 3. If this statement is filed pursuant to Rule 13d-1(b), or Rule 13d-2(b) or (c), check whether the person filing is a:

     (a) [_] Broker or dealer registered under section 15 of the Act.

     (b) [_] Bank as defined in section 3(a)(6) of the Act.

     (c) [_] Insurance company as defined in section 3(a)(19) of the Act.

     (d) [_] Investment company registered under section 8 of the Investment Company Act of 1940.

     (e) [_] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);


                                Page 4 of 8 pages

     (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

     (j) [_] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership.

      Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

      (a)   Amount beneficially owned:

            As of the date of this filing, Pinetree (Barbados) Inc. beneficially owns an aggregate of 821,357 shares of Common Stock of the Issuer (the "Shares"), including 104,000 shares of Common Stock, 300,000 shares of Common Stock issuable upon the conversion of Series A Preferred Stock of the Issuer held by Pinetree (Barbados) Inc., 267,357 shares of Common Stock issuable upon the conversion of Series B Preferred Stock of the Issuer held by Pinetree (Barbados) Inc., and 150,000 shares of Common Stock issuable upon the conversion of Series E Preferred Stock of the Issuer held by Pinetree (Barbados) Inc.

            By virtue of Pinetree (Barbados) Inc.'s direct ownership of the Shares and under Barbados law, the Board of Directors of Pinetree (Barbados) Inc. has the sole power to vote and dispose or direct the vote and direct the disposition of the Shares. Under the United States securities laws, Pinetree (Barbados) Inc.'s direct ownership of the Shares and Pinetree Capital Ltd.'s ownership and control of Pinetree (Barbados) Inc., Pinetree Capital Ltd. and Pinetree (Barbados) Inc. may be deemed to have shared power to vote and dispose or direct the vote and direct the disposition of the Shares. Under the United States securities laws, neither Pinetree (Barbados) Inc. nor Pinetree Capital Ltd. may be deemed to have the sole power to vote or direct the vote and dispose or direct the disposition of the Shares.

      (b)   Percent of class:

            Represents approximately 12.3% of the Issuer's Common Stock, based on 5,964,818 issued and outstanding shares of Common Stock of the Issuer plus shares of Common Stock issuable upon the conversion of Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock held by the Reporting Person.

      (c)   Number of shares as to which such person has:

            (i)   Sole power to vote or to direct the vote:
                  Pinetree (Barbados) Inc.:                      0 shares
                  Pinetree Capital Ltd.:                         0 shares

          (ii)    Shared power to vote or to direct the vote:
                  Pinetree (Barbados) Inc.:                      821,357 shares
                  Pinetree Capital Ltd.:                         821,357 shares


                                Page 5 of 8 pages

          (iii)   Sole power to dispose or to direct the
                  disposition of: Pinetree (Barbados) Inc.:      0 shares
                  Pinetree Capital Ltd.:                         0 shares

          (iv)    Shared power to dispose or to direct the
                  disposition of: Pinetree (Barbados) Inc.:      821,357 shares
                  Pinetree Capital Ltd.:                         821,357 shares


--------------------------------------------------------------------------------

Item 5. Ownership of Five Percent or Less of a Class.

      If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

--------------------------------------------------------------------------------
Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

                                 Not Applicable.

--------------------------------------------------------------------------------
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                                 Not Applicable

--------------------------------------------------------------------------------
Item 8. Identification and Classification of Members of the Group.

                                 Not Applicable

--------------------------------------------------------------------------------
Item 9. Notice of Dissolution of Group.

                                 Not Applicable

--------------------------------------------------------------------------------
Item 10. Certifications.

(a)   Not applicable

(b) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):

      "By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect."


                                Page 6 of 8 pages

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            March 5, 2007
                                            -----------------------------------
                                            (Date)

                                            PINETREE (BARBADOS) INC.

                                            By: /s/ Dr. J. Gordon Murphy
                                                -------------------------------
                                            Name: Dr. J. Gordon Murphy
                                            Title: President




                                            PINETREE CAPITAL LTD.

                                            By: /s/ Larry Goldberg
                                                -------------------------------
                                            Name: Larry Goldberg
                                            Title: Executive Vice President and
                                                   Chief Financial Officer


Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).


                                Page 7 of 8 pages

                                    Exhibit 1


                             Joint Filing Agreement

AGREEMENT dated as of March 5, 2007, between Pinetree (Barbados), Inc. and Pinetree Capital Ltd. (collectively, the "Parties").

Each of the Parties hereto represents to the other Party that it is eligible to use Schedule 13G to report its beneficial interest in shares of common stock, $.0001 par value per share, of Fluid Media Networks, Inc. ("Schedule 13G") and it will file the Schedule 13G on behalf of itself.

Each of the Parties agrees to be responsible for the timely filing of the
Schedule 13G and any and all amendments thereto and for the completeness and accuracy of the information concerning itself contained in the Schedule 13G, and the other Parties to the extent it knows or has reason to believe that any information about the other Parties is inaccurate.


                                        PINETREE (BARBADOS) INC.


                                        By: /s/ Dr. J. Gordon Murphy
                                            --------------------------------
                                            Name: Dr. J. Gordon Murphy
                                            Title: President

                                        PINETREE CAPITAL LTD.


                                        By: /s/ Larry Goldberg
                                            ---------------------------------
                                            Name: Larry Goldberg
                                            Title: Executive Vice President and
                                            Chief Financial Officer


                                Page 8 of 8 pages